June 26, 2006

Terrance J. Bruggeman
Executive Chairman
Somanta Pharmaceuticals, Inc.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612

**Re:    Somanta Pharmaceuticals, Inc.**
**Amendment No. 3 to Registration Statement on Form SB-2**
**Filed June13, 2006**
**File No. 333-132176**

Dear Mr. Bruggeman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Business, page 29

1.      As a result of several of your revisions in response to prior comment 6, your disclosure is unclear regarding whether you are reporting the results of your own studies or those of third-parties. For example, we note the last paragraph on page 36. If you elect to offer your securities by summarizing the results of experts' studies in the registration statement, please revise to clarify and provide any consents required by rule 436.

Phoenix, page 34

2.      We note your response to prior comment 5. Please tell us how you determined that the amount of the annual license maintenance fee you are obligated to pay to Immunodex, Inc. need not be disclosed. Likewise, please provide us your analysis of why it is appropriate to exclude from page 41 the dates by which you

must achieve the clinical milestones in order to avoid potential termination of the School of Pharmacy license.

Certain Relationships and Related Transactions, page 66

3.      Please reconcile your disclosure in the final paragraph on page 67 with Exhibit 10.26.  We note, for example, that the penultimate paragraph of Exhibit 10.26 states that the monthly retainer began on December 1, 2005, while your disclosure states that the fee payable to Mr. Merritt was retroactive to June 1, 2005.

4.      We note your response to prior comment 8.  Please provide the disclosure required by Item 404 of Regulation S-B with respect to Exhibit 10.28.

5.      We reissue prior comment 9, which sought disclosure of the outstanding principal and interest on the promissory notes previously held by Pasquale and Carmine Catizone.

6.      We reissue the second sentence of prior comment 10, which sought disclosure of the duration of all agreements mentioned in this section.

Somanta Incorporated Consolidated Financial Statements, page F-1

General

7.      Please update the financial statements, as necessary, as required by Item 310(g) of Regulation S-B.

Somanta Pharmaceuticals, Inc. Condensed Consolidated Financial Statements, page F-28

Note 5.  Private Placement, page F-41

8.      We note your response to prior comment 14 and the amendment to the January 31, 2006 balance sheet to remove the liquidated damages relating to the preferred stock.  However, it appears that you have continued to record the $161,754 of liquidated damages relating to the warrants.  Please revise your financial statements to remove the liability for liquidated damages or tell us why you believe it is appropriate to record this amount as a liability.

Form 10-QSB for the Quarter Ended January 31, 2006

9.      Please refer to prior comment 16 from our letter dated June 7, 2006.  As previously requested, please amend your quarterly reports on Form 10-QSB to address the comments issued in this letter and in our prior letters dated March 29, 2006, May 5, 2006, and June 7, 2006, as appropriate.

\*　　\*　　\*　　\*　　\*


As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,


Russell Mancuso
Branch Chief


cc (via fax):  Adam C. Lenain, Esq. – Foley & Lardner LLP